ENSURGE, INC.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
888-978-9994

September 9, 2011

Jay Williamson, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, D.C. 20549

Re:           Ensurge, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 8, 2011
File No. 033-03275-D

Dear Mr. Williamson:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated August 11, 2011, are quoted below and are followed in each case by the Company’s response thereto.  Unless otherwise indicated, the reference immediately preceding the Company’s response indicates the corrected or revised page where the response appears.

General Comments
Comment 1

We note several news releases concerning your activities, including a June 9, 2011 PRNewswire “Ensure Announces Agreement with GlobalMin Guyana” on your website.  Please advise us how you considered Item 1.01 of Form 8-K with respect to this and other agreements reported on your website.

Response

We did not file this as a material agreement and 8-K, as we have our other agreements, due to the nature of this agreement.  Since GlobalMin Guyana is a consulting company trying to arrange long term contracts for us in Guyana, we felt this was more of an ancillary agreement.  We did discuss the nature of the contract in our most recent 10Q for the quarter ended June 30, 2011.  The contract required no payments, at this time, by us and only created a working relationship between the two companies.

Form 10-K for the Fiscal Year Ended December 31, 2010
Comment 2

Please file the contractual agreements referred to on page four with your next periodic report or advise us why these agreements are not material pursuant to Item 601 of Regulation S-K.  If these agreements have previously been filed on Form 8-K, please advise and confirm that your exhibit index will be updated in future filings, as applicable.

Response

We will file the contracts with our next report and include reference to the appropriate 8-K in which they were originally filed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8
Comment 3

Tia L. Jenkins
Raquel Howard
United States Securities and Exchange Commission
Division of Corporate Finance
September 9, 2011

We note the two agreements listed in the first paragraph and the two agreements listed in the last.  Please confirm that you will discuss the principal terms of these agreements in your future fillings or explain why disclosure is not required.  Please provide us draft disclosure.  Also, please tell us why these agreements have not been filed as exhibits, or confirm that you will file these agreements as exhibits in your next periodic report.

Response

There are only two agreements and both references refer to the same two agreements first mentioned on page 8.  We will add discussions of the agreements in future filings and add to our exhibit lists.  The agreements were filed in 8-K filings.

Executive Compensation, page 24
Comment 4

Please confirm that you will revise future filings to provide the disclosure required by Items 402(n) and (o) of Regulation S-K, including, for example, the material terms of the share and option awards to your named executive officers.  In addition, your tabular references to footnotes one and three are unclear and the providing 2009 compensation for Mr. Hanks doesn’t appear correct.  Please provide us revised disclosure in a supplemental letter.

Response

We will reissue in future filings.  The table and revised disclosure should reflect the following:

Summary CompensationTable
Annual Compensation  Awards Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jordan Estra,CEO/President (1)	2010	93,750	-0-	140,000	347,463	-0-	-0-	-0-	581,213
MichaelCampbell,CEO/President (2)	2010	75,000	-0-	-0-	-0-	-0-	-0-	-0-	75,000
Jeff Hanks,CFO	2010	87,000	-0-	70,000	347,463	-0-	-0-	-0-	504,463
Jeff Hanks,President	2009	-0-	-0-	1,000	-0-	-0-	-0-	-0-	1,000

Tia L. Jenkins
Raquel Howard
United States Securities and Exchange Commission
Division of Corporate Finance
September 9, 2011

We have entered into two contracts with our management.  The employment agreements are for a term of three years but automatically renew on the anniversary date for an additional one year period until terminated on thirty days written notice form Ensurge or the employee.  Our CEO will receive an annual salary of $225,000 and our CFO will receive an annual salary of $150,000 both subject to yearly adjustment by the board or compensation committee.  The contracts also allow for yearly bonuses and stock options at the discretion of the board or compensation committee.  If there is a change of control and the CEO or CFO is terminated within the twelve months following such change of control, the CEO or CFO, as the case may be, will receive twenty four months of his salary from the date of such termination. Unless terminated for cause, the CEO or CFO will receive twenty four months of his annualized salary.  Cause is defined as gross negligence, felony conviction fraud, embezzlement or willful and material violations of Ensurge policy which is not corrected.

The Company filed form 14C on May 10, 2010 noting the approval of a Company Equity Incentive Plan.   A portion of the plan has been summarized below:

Stock Options and SARs
Under the Incentive Plan, the Committee is authorized to grant both stock options and SARs. Stock options may be either designated as non-qualified stock options or incentive stock options. Incentive stock options, which are intended to meet the requirements of Section 422 of the Internal Revenue Code such that a participant can receive potentially favorable tax treatment, may only be granted to employees. Therefore, any stock option granted to consultants and non-employee directors are non-qualified stock options. The tax treatment of incentive and non-qualified stock options is generally described later in this summary. SARs may be granted either alone or in tandem with stock options (or on a stand-alone basis). A SAR entitles the participant to receive a cash payment equal to the excess, if any, of the fair market value of a share on the exercise date over the exercise price of the SAR. In general, if a SAR is granted in tandem with an option, the exercise of the option will cancel the SAR, and the exercise of the SAR will cancel the option. Any shares that are canceled will be made available for future Awards. The Committee, in its sole discretion, determines the terms and conditions of each stock option and SAR granted under the Incentive Plan, including the grant date, option or exercise price (which, in no event, will be less than the par value of a share), the term of each option or SAR, exercise conditions and restrictions, conditions of forfeitures, and any other terms, conditions and restrictions consistent with the terms of the Incentive Plan, all of which will be evidenced in an individual award agreement between us and the participant.
Certain limitations apply to incentive stock options and SARs granted in tandem with incentive stock options. The per share exercise price of an incentive stock option may not be less than 100% of the fair market value of a share of the Company’s common stock on the date of the option's grant and the term of any such option shall expire not later than the tenth anniversary of the date of the option's grant. In addition, the per share exercise price of any incentive stock option granted to a person who, at the time of the grant, owns stock possessing more than 10% of the total combined voting power or value of all classes of the Company’s stock must be at least 110% of the fair market value of a share of the Company’s common stock on the date of grant and such option shall expire not later than the fifth anniversary of the date of the option's grant.
Options and SARs granted under the Incentive Plan become exercisable at such times as may be specified by the Committee. In general, options and SARs granted to participants become exercisable in four equal annual installments, subject to the optionee's continued employment or service with the Company. However, the aggregate value (determined as of the grant date) of the shares subject to incentive stock options that may become exercisable by a participant in any year may not exceed $100,000. If a SAR is granted in tandem with an option, the SAR will become exercisable at the same time or times as the option becomes exercisable.

Tia L. Jenkins
Raquel Howard
United States Securities and Exchange Commission
Division of Corporate Finance
September 9, 2011

Each Option shall be exercisable on such date or dates, during such period, and for such number of shares of common stock as shall be determined by the Committee on the day on which such stock option is granted and set forth in the option agreement with respect to such stock option; provided, however the maximum term of options and SARs granted under the Incentive Plan is ten years. If any participant terminates employment due to death or disability or retirement, the portion of his or her option or SAR Awards that were exercisable at the time of such termination shall remain exerciseable until the expiration of their term. In the case of any other termination, the portion of his or her option or SAR Awards that were exercisable at the time of such termination may be exercised for 90 days from the date of termination.

Exhibits
Comment 5

Several exhibits required by Item 601 of Regulation S-K do not appear in your exhibits index and it is unclear whether they were previously filed.  In this respect we note you have not included in your index any of the employment contracts or equity incentive plan agreements referenced elsewhere in your disclosure.  Please advise us of the status of these agreements and, if necessary, confirm that you will file them with your next periodic report.  Also, please note that incorporation by reference requires that each exhibit must incorporate the specific document and the filing in which the specific document was included.  Please confirm that your will appropriately identify each exhibit incorporated by reference in future filings, as applicable.

Response

In our next quarterly report and in future filings we will include the exhibit identified and refer to the prior reports including the employment contracts, option plan and material contracts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7
Comment 6

Please reconcile your statement on page seven that you do “not yet have definitive agreements in place” to your prior disclosures on page four of your Form 10-K that you “currently [have] contractual agreements to recover gold from tailing impoundments at four mining operations….”  Please provide us with proposed draft disclosure for future filings, as applicable.

Response

We were trying to emphasize that the contract we have entered is the first step to a definitive contract once we have completed testing on the tailings.  The contract provides us the ability to perform the testing and sets forth the basic structure of the long term mining contract but we will enter a long term development and mining contract once we have determined the economic viability of the project based on the sampling and engineering reports.  We have added additional language in our June 30, 2011 10Q to address this distinction which states:

The Company is pursuing opportunities in the gold mining industry, with emphasis on opportunities in South America and North America.  Though several mining opportunities have been reviewed and rejected by the Company, research and investigation of mining opportunities continues.  The Company’s process for projects has several steps; (1) enter into a letter of understanding, (2) perform metallurgical testing and obtain assay results to determine if the project is viable, (3) enter into a definitive agreement, (4) obtain financing to purchase the capital needed for the project.

Currently, the Company has entered into several initial agreements and letters of understanding to explore for recoverable reserves in tailings on several mines in Brazil.  The Company has also entered into an agreement to process tailings in Guyana, South America and in the State of New Mexico.

Form 8-K, filed January 4, 2011
Comment 7

Exhibit 10.1 makes reference to several schedules which do not appear to be included with your filing.  Please file this agreement in its entirety, including all missing schedules in your next periodic report.

Response

We will file the agreements and schedules in our next report.

The Company acknowledging that:

•  the company is responsible for the adequacy and accuracy and accuracy of the disclosure in the filing.

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the ﬁling; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or need additional information, please let me know.

Sincerely,
ENSURGE, INC.

/s/ Jeff Hanks
CFO